Exhibit 4.2

Urkunden-Nr. / No. of Certificate	BioNTech SE

[●]	Mainz, Deutschland/Germany

Urkunde / Certificate

über / with respect to

[●]

auf den Namen lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital der BioNTech SE in Höhe von jeweils EUR 1 je Aktie. / no-par value registered shares with a notional interest in the registered share capital of BioNTech SE of EUR 1 per share.

Der auf der Rückseite als letzter benannte Aktionär ist mit [●] auf den Namen lautenden Stückaktien mit einem rechnerischen Anteil am Grundkapital in Höhe von jeweils EUR 1 nach Maßgabe der Satzung als Aktionär an der BioNTech SE beteiligt und als Inhaber dieser. Aktien in das Aktienregister der Gesellschaft eingetragen. / The shareholder named as last on the back holds [●] no-par value registered shares of BioNTech SE with a notional interest in the registered share capital of EUR 1 in accordance with the articles of association of the company and is entered in the company’s share register as holder of these shares.

Die Urkunde ist in deutscher und englischer Sprache verfasst; maßgebend ist die deutsche Fassung. / This certificate is made in the German and the English language; the German version shall prevail.

Mainz, [●]

[●]

einzelvertretungsberechtigtes Vorstandsmitglied /

member of the management board with sole power of representation

Name des ersten Aktionärs / name of first shareholder: [●]

Indossant /endorser	Indossatar / endorsee	Unterschrift des Indossanten /signature of endorser